UNITED STATES OF AMERICA
before the
SECURITIES AND EXCHANGE COMMISSION

SECURITIES ACT OF 1933
Release No. 10261 / December 5, 2016

Admin. Proc. File No. 3-17363

In the Matter of
The Registration Statement of

SAND INTERNATIONAL, INC.
13 Stusa Street, Lvov Region
Zvirka, Ukraine, 8000

NOTICE THAT INITIAL DECISION HAS BECOME FINAL

The time for filing a petition for review of the initial decision in this proceeding has expired. No such petition has been filed by Sand International, Inc., and the Commission has not chosen to review the decision on its own initiative.

Accordingly, notice is hereby given, pursuant to Rule 360(d) of the Commission's Rules of Practice,[1] that the initial decision of the administrative law judge has become the final decision of the Commission with respect to Sand International, Inc.[2] The order contained in that decision is hereby declared effective. The initial decision ordered that, pursuant to Section 8(d) of the Securities Act of 1933, the effectiveness of the registration statement filed by Sand International, Inc., is suspended.

For the Commission, by the Office of the General Counsel, pursuant to delegated authority.

Brent J. Fields
Secretary

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[1] 17 C.F.R. § 201.360(d).

[2] *Sand Int'l, Inc.,* Initial Decision Release No. 1066 (Oct. 14, 2016), 115 SEC Docket 04, 2016 WL 6023902.

INITIAL DECISION RELEASE NO. 1066
ADMINISTRATIVE PROCEEDING
FILE NO. 3-17363

UNITED STATES OF AMERICA
Before the
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

In the Matter of the Registration Statement of SAND INTERNATIONAL, INC. 13 Stusa Street, Lvov Region Zvirka, Ukraine, 8000	INITIAL DECISION ON DEFAULT October 14, 2016

APPEARANCES: Nicholas P. Heinke and Laura R. Ordaz for the Division of Enforcement, Securities and Exchange Commission

BEFORE: Brenda P. Murray, Chief Administrative Law Judge

Background

On July 27, 2016, the Securities and Exchange Commission issued an order instituting proceedings (OIP) pursuant to Section 8(d) of the Securities Act of 1933, and ordered a hearing on August 16, 2016. The OIP alleges that on November 5, 2015, Commission staff properly served Sand International, Inc., through its registered agent, with a subpoena for the production of documents, that Sand has failed to respond to the subpoena, that Commission staff has made diligent efforts to contact Sand by telephone and Sand failed to respond, and finally, that Sand's failure to respond to the subpoena "constitutes a failure to cooperate with, refusal to permit, and obstruction of the staff's examination." OIP at 2.

The Division of Enforcement filed a notice on August 2, 2016, showing that Sand's registered agent received the OIP on August 1, 2016. *The Registration Statement of Sand Int'l, Inc.*, Admin. Proc. Rulings Release No. 4050, 2016 SEC LEXIS 2719 (ALJ Aug. 8, 2016). Sand was required to answer the allegations by August 11, 2016. OIP at 2; 17 C.F.R. § 201.220(b).

On August 8, 2016, I postponed the start of the August 16, 2016, hearing to 11:30 a.m. EDT and announced that participation was possible in person in Washington, D.C., or by videoconferencing from the Division's office in Denver, Colorado. *The Registration Statement of Sand Int'l, Inc.*, 2016 SEC LEXIS 2719.

On August 12, 2016, the Division filed a motion for the entry of an order finding Sand in default with Exhibits A through H.

Sand did not participate in the hearing on August 16, 2016, at which Division counsel answered questions and explained the contents and relevance of each exhibit. Tr. 6-11. Division counsel stated that Sand had not communicated with the Division. Tr. 4.

On August 17, 2016, I ordered Sand to show cause why an order suspending the effectiveness of its registration statement should not be issued by default. *See The Registration Statement of Sand Int'l, Inc.*, Admin. Proc. Rulings Release No. 4072, 2016 SEC LEXIS 2823. Sand has not responded to the show cause order.

Findings

I admit Division Exhibits A through H into evidence and I take official notice of Sand's filings with the Commission.[1] 17 C.F.R. § 201.323; https://www.sec.gov/cgi-bin/browse-edgar?company=sand+international&owner=exclude&action=getcompany (last accessed Oct. 14, 2016). I applied preponderance of the evidence as the standard of proof. *See Steadman v. SEC*, 450 U.S. 91, 101-04 (1981).

Sand is in default for failing to file an answer, participate in the August 16 hearing, respond to the Division's dispositive motion, or otherwise defend the proceeding. 17 C.F.R. §§ 201.155(a), .220(f), .310. I therefore find the OIP's allegations to be true. 17 C.F.R. § 201.155(a).

Sand is a revoked Nevada corporation that represents it is headquartered in Zvirka, Ukraine. OIP at 1; Exs. B-F. On May 29, 2014, Sand filed a Form S-1 registration statement seeking to register the offer and sale of four million common shares for $0.03 per share. Ex. B. Sand filed amendments to the registration statement on July 21 and August 28, 2014, and the registration was declared effective on September 16, 2014. Exs. C-D; *see* 9/16/14 Notice of Effectiveness (EDGAR). Sand filed post-effective amendment no. 1 on August 31, 2015, which went into effect on September 18, 2015. Ex. E; *see* 9/18/15 Notice of Effectiveness (EDGAR).

On November 5, 2015, Commission staff issued a subpoena to Sand for the production of twenty-nine categories of documents. OIP at 2; Ex. G. The subpoena was issued pursuant to a formal Commission order authorizing a private investigation under Securities Act Section 20(a) and an examination under Securities Act Section 8(e). Ex. G at 1. The subpoena was properly

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[1] Exhibit A is an affidavit showing service of the OIP on Sand's registered agent; Exhibit B is Sand's Form S-1 registration statement filed May 29, 2014; Exhibit C is amendment no. 1 to the registration statement filed July 21, 2014; Exhibit D is amendment no. 2 to the registration statement filed August 28, 2014; Exhibit E is post-effective amendment no. 1 filed August 31, 2015; Exhibit F is a printout of the Nevada Secretary of State website on July 14, 2016, showing Sand's revoked business license; Exhibit G is a November 5, 2015, letter from the Division to Sand, attaching a subpoena for certain documents; and Exhibit H is the declaration of Laura R. Ordaz. I will cite to material in evidence as "Ex.__."

served on Sand's registered agent for service, Incorp Services, Inc., which informed the Division on November 16, 2015, that it was unable to contact Sand because "none of the contact information provided to us when their account was established has shown to be helpful. Emails are not acknowledged, phone numbers are not available, and addresses are not valid." OIP at 2; Ex. G (final page). Sand failed to respond to the subpoena. OIP at 2; Ex. H at 1.

The Division represents that it has made diligent efforts to communicate with Sand but has been unable to contact anyone associated with company. Ex. H at 1. On January 27, 2016, Division counsel called the telephone number disclosed on Sand's registration statement and subsequent amendments but no one answered the calls and she was unable to leave any messages. *Id.*

Conclusions of Law

Section 8(d) of the Securities Act permits the Commission to issue a stop order suspending the effectiveness of a registration statement if "it appears to the Commission . . . that the registration statement includes any untrue statement of a material fact or omits to state any material fact required to be stated therein or necessary to make the statements therein not misleading." 15 U.S.C. § 77h(d). Section 8(e) of the Securities Act empowers the Commission to undertake an examination to determine whether a stop order should issue under subsection (d).

> In making such examination the Commission . . . shall have access to and may demand the production of any books and papers of, . . . and examine, the issuer . . . , in respect of any matter relevant to the examination . . . . If the issuer . . . shall fail to cooperate, or shall obstruct or refuse to permit the making of an examination, such conduct shall be proper ground for the issuance of a stop order.

15 U.S.C. § 77h(e).

The uncontested evidence is that Sand failed to cooperate with and obstructed a Commission staff examination, conducted pursuant to Securities Act Section 8(e), by ignoring the staff's November 5, 2015, subpoena and January 2016 telephone calls. Failure to cooperate during a Section 8(e) examination is an independent ground for issuance of a stop order. 15 U.S.C. § 77h(e); *Blimpie Corp. of Am.*, Securities Act Release No. 5146, 1971 WL 120491 (May 6, 1971) (refusal to cooperate in a Section 8(e) examination "constitutes a ground for the issuance of a stop order").

Order

Pursuant to Section 8(d) of the Securities Act of 1933, I ORDER that the effectiveness of the registration statement filed by Sand International, Inc., is suspended.

This initial decision shall become effective in accordance with and subject to the provisions of Rule 360. *See* 17 C.F.R. § 201.360. Pursuant to that Rule, a party may file a petition for review of this initial decision within twenty-one days after service of the initial decision. A party may also file a motion to correct a manifest error of fact within ten days of the initial decision, pursuant to

Rule 111. *See* 17 C.F.R. § 201.111. If a motion to correct a manifest error of fact is filed by a party, then that party shall have twenty-one days to file a petition for review from the date of the undersigned's order resolving such motion to correct a manifest error of fact. The initial decision will not become final until the Commission enters an order of finality. The Commission will enter an order of finality unless a party files a petition for review or motion to correct a manifest error of fact or the Commission determines on its own initiative to review the initial decision as to a party. If any of these events occurs, the initial decision shall not become final as to that party.

In addition, a respondent has the right to file a motion to set aside a default within a reasonable time, stating the reasons for the failure to appear or defend, and specifying the nature of the proposed defense. 17 C.F.R. § 201.155(b). The Commission can set aside a default at any time for good cause. *Id.*

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Brenda P. Murray
Chief Administrative Law Judge